                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                ------------------------------------------------
                                    FORM 11-K
                ------------------------------------------------

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-12387

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           THE TENNECO EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                              500 NORTH FIELD DRIVE
                              LAKE FOREST, IL 60045
     ====================================================================

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:
   Statements of Net Assets Available for Benefits as of
      December 31, 2005 and 2004                                              2
   Statement of Changes in Net Assets Available for Benefits for the
      Year Ended December 31, 2005                                            3
   Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULE;
   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at
      End of Year) as of December 31, 2005                                    9

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Tenneco Employee Stock Ownership Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of The Tenneco Employee Stock Ownership Plan for Hourly Employees (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chicago, Illinois
June 29, 2006

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

                                                      2005           2004
                                                  ------------   ------------
ASSETS:
   Participant-directed investments (Note 3)      $ 94,348,429   $ 81,922,029
   Nonparticipant-directed investments (Note 4)     33,684,001     33,470,975
                                                  ------------   ------------
         Total investments                         128,032,430    115,393,004
                                                  ------------   ------------
   Receivables:
      Employer contributions                            51,621         47,558
      Participant contributions                        119,187        114,715
                                                  ------------   ------------
         Total receivables                             170,808        162,273
                                                  ------------   ------------
         Total assets                              128,203,238    115,555,277
                                                  ------------   ------------
LIABILITIES:
   Accrued administrative expenses                      37,500         35,750
                                                  ------------   ------------
         Total liabilities                              37,500         35,750
                                                  ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                 $128,165,738   $115,519,527
                                                  ============   ============

See notes to financial statements.

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
   Contributions:
      Participant contributions                                $  7,641,417
      Employer contributions                                      3,234,252
      Rollovers                                                   1,497,016
                                                               ------------
         Total contributions                                     12,372,685
                                                               ------------
   Investment income:
      Net appreciation in fair value of investments (Note 3)      7,666,509
      Dividend                                                      951,638
      Interest                                                      807,140
                                                               ------------
         Net investment income                                    9,425,287
                                                               ------------
         Total additions                                         21,797,972
                                                               ------------
DEDUCTIONS:
   Benefits paid to participants                                  8,924,064
   Administrative expenses                                           64,394
   Transfers out of Plan, net (Note 2)                              163,303
                                                               ------------
         Total deductions                                         9,151,761
                                                               ------------
INCREASE IN NET ASSETS                                           12,646,211
NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                            115,519,527
                                                               ------------
   End of year                                                 $128,165,738
                                                               ============

See notes to financial statements.

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.   DESCRIPTION OF THE PLAN

     The following description of The Tenneco Employee Stock Ownership Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

     GENERAL--The Plan is a defined contribution plan covering substantially all hourly employees of Tenneco Inc. (the "Company"). The Company controls and manages the operation and administration of the Plan. Putnam Fiduciary Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     ELIGIBILITY--Employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment. Certain union employees are subject to different eligibility provisions, as defined in the Plan Document.

     CONTRIBUTIONS--An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 2% of pretax annual compensation, as defined in the Plan Document, subject to certain Internal Revenue Code limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain Internal Revenue Code limitations, from 2% up to 100% in any whole percentage, at any time.

     The Company's matching contribution is 50% of the participant's contributions, not to exceed 8% of the participant's base compensation. Certain union employees are not eligible for the Company's matching contribution, as defined in the Plan Document. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2005. Participants may also roll over amounts from other qualified plans.

     Company matching contributions are made in cash. All Company matching contributions of Company common stock made prior to January 1, 2002, and the related earnings/losses will remain in the form of the Company's common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

     PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     INVESTMENTS--Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contribution into the following funds: Putnam Money Market Fund, Putnam Bond Index Fund, Lord Abbett Mid Cap Value Fund, Lord Abbett Small Cap Value Fund, PIMCO Total Return Fund, Putnam Equity Income Fund, The George Putnam Fund of Boston, Fidelity Growth Company Fund, Fidelity Low-Priced Stock Fund, BBH Inflation Index Securities Fund, MSIF Mid Cap Growth Value Portfolio, MSIF Inc. Small Company Growth Value Fund, Putnam Retirement Ready Maturity Fund, Putnam Retirement Ready 2010, Putnam Retirement Ready 2015, Putnam Retirement Ready 2020, Putnam Retirement Ready 2025, Putnam Retirement Ready 2030, Putnam Retirement Ready 2035, Putnam Retirement Ready 2040, Putnam Retirement Ready 2045, Putnam Retirement Ready 2050, Putnam Income Fund, Putnam Limited Duration Government Fund CL A, Putnam International Equity Fund, Putnam New Opportunities Fund, Putnam Research Fund, Putnam S&P 500 Index Fund, and Tenneco Inc. Common Stock Fund.

     Shares of Pactiv Corporation common stock are held by the Plan in a separate fund due to a transfer of participant account balances from another defined contribution plan in 2000; however, the fund is no longer an investment option for participants and direct contributions or fund transfers are not allowed.

     VESTING--Participants are vested immediately in both their contributions plus actual earnings thereon and the Company's matching contribution portion of their accounts.

     PARTICIPANT LOANS--Active participants and certain other individuals who have not had a loan during the previous three months may borrow from their accounts up to a maximum of $50,000 less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less. Each participant may have only one loan outstanding at any time, with a term not to exceed 54 months and the amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal (ranging from 4.00% to 9.50 % at December 31, 2005) at the time the loan is made. Principal and interest is paid ratably through payroll deductions.

     TERMINATION OF PARTICIPATION--Prior to March 28, 2005, upon termination of service due to death, disability, retirement, or termination of employment, a participant was permitted to elect either to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or maintain the account, if the participant's vested interest in the account was more than $5,000. If the participant's account was less than $5,000, the participant was required to receive a lump-sum amount or roll over the amount to another qualified plan or IRA. At December 31, 2004, the amount owed to participants whose service has been terminated was $84,977 for accounts with balances less than $5,000. Effective March 28, 2005, Tenneco amended the Plan to reduce the mandatory lump-sum payout requirement from $5,000 to $1,000. As a result, at December 31, 2005 the amount owed to participants whose service had been terminated was $56,201.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     INVESTMENT VALUATION AND INCOME RECOGNITION--Quoted market prices are used to determine the fair value of the Plan's investments, when available. Shares of registered investment companies and common/collective trusts are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Management fees and operating expenses charged to the Plan for investments in registered investment companies sponsored by the Company's trustee, Putnam Fiduciary Trust Company, are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

     ADMINISTRATIVE EXPENSES--Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

     PAYMENT OF BENEFITS--Benefit payments to participants, including deemed distributions of participant loans, are recorded upon distribution. The amount allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $56,201 and $84,977 at December 31, 2005 and 2004, respectively. There were deemed distributions of participant loans in default of $172,363 and $145,028 at December 31, 2005 and 2004, respectively.

     TRANSFERS--The Company also sponsors an employee stock ownership plan for salaried employees. If employees change hourly or salaried status during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2005, plan transfers to the salaried plan were $287,488 and loan rollovers from Gabilan were $124,185.

3.   INVESTMENTS

     The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004 are as follows:

                                    2005          2004
                                -----------   -----------
Fidelity Growth Company Fund    $14,198,913   $12,529,671
Putnam Money Market Fund         17,984,475    15,502,069
Putnam New Opportunities Fund     6,739,408     5,949,860
Putnam S&P 500 Index Fund        14,422,813    13,596,887
Putnam Bond Index Fund            8,638,107     8,413,276
Tenneco Inc. common stock*       38,860,868    37,805,906

*    Partially nonparticipant-directed.

     During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies                 $2,460,146
Common/collective trusts                           829,775
Pactiv Corporation common stock                   (271,343)
Tenneco Inc. common stock                        4,647,931
                                                ----------
Net appreciation in fair value of investments   $7,666,509
                                                ==========

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2005 and 2004, and for the year ended December 31, 2005:

                                   2005          2004
                               -----------   -----------
Net assets:
   Tenneco Inc. common stock   $33,684,001   $33,470,975

                                                       YEAR ENDED
                                                   DECEMBER 31, 2005
                                                   -----------------
Changes in net assets:
   Net appreciation in fair value of investments      $ 3,890,588
   Benefits paid to participants                       (2,105,035)
   Transfers to participant-directed investments       (1,572,527)
                                                      -----------
Total                                                 $   213,026
                                                      ===========

5.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of registered investment companies and common/collective trusts managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each of these funds.

     At December 31, 2005 and 2004, the Plan held 1,981,686 and 2,192,918 shares, respectively, of common stock of Tenneco Inc., the sponsoring employer, with a cost basis of $11,759,749 and $10,915,260, respectively.

6.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

7.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated April 30, 2002, that the Plan and related trust, as then designed, were in accordance with the applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   ACQUISITION OF GABILAN MANUFACTURING COMPANY

     In February 2005, Tenneco acquired substantially all the assets and assumed certain related liabilities of Gabilan Manufacturing Inc., a privately held company that had developed and manufactured motorcycle exhaust systems for Harley-Davidson motorcycles since 1978. The company also produced aftermarket muffler kits for Harley-Davidson.

     Employees of Gabilan and the administration of their payroll and benefits was assumed by Tenneco on April 1, 2005. At that time, Gabilan employees had the opportunity to roll-over their balances in the Gabilan 401(k) program into either the Tenneco Employee Stock Ownership Plan for Hourly Employees or the Tenneco Employee Stock Ownership Plan for Salaried Employees depending on whether the employee was categorized as hourly or salaried. Gabilan employees were also allowed to roll-over their 401(k) loans as part of the roll-over of their assets. The total rollover into the Tenneco Hourly Plan related to Gabilan employees totaled $1,336,596 for the year ended December 31, 2005.

9.   SUBSEQUENT EVENT

     Effective April 1, 2006, the Plan's trustee changed from Putnam Fiduciary Trust Company to ACS (Mellon). The assets were transferred to ACS (Mellon) on March 24, 2006.

10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                     2005           2004
                                                                 ------------   ------------
Net assets available for benefits per the financial statements   $128,165,738   $115,519,527
Deemed distributions of participant loans                            (172,363)      (145,028)
                                                                 ------------   ------------
Net assets available for benefits per Form 5500                  $127,993,375   $115,374,499
                                                                 ============   ============

     The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2005 to Form 5500:

Benefits paid to participants per the financial statements            $8,924,064
Add deemed distributions of participant loans at December 31, 2005       172,363
Less deemed distributions of participant loans at December 31, 2004     (145,028)
                                                                      ----------
Benefits paid to participants per Form 5500                           $8,951,399
                                                                      ==========

                                     ******

THE TENNECO EMPLOYEE STOCK
OWNERSHIP PLAN FOR HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF
YEAR)
AS OF DECEMBER 31, 2005

                                                                     FAIR
                                                       COST          VALUE
                                                   -----------   ------------
INVESTMENTS:

Common/collective trusts:
*Putnam Bond Index Fund                                     **   $  8,638,107
*Putnam S&P 500 Index Fund                                  **     14,422,813

Common stock:
Pactiv Corporation                                          **      1,517,588
*Tenneco Inc.                                      $11,759,749     38,860,868

Non-interest-bearing cash                                   **        144,295

Registered investment companies:
   Fidelity Growth Company Fund                             **     14,198,913
   Fidelity Low-Priced Stock Fund                           **      1,217,660
   Lord Abbett Mid Cap Value Fund                           **      1,789,476
   Lord Abbett Small Cap Value Fund                         **        904,450
   MSIF Inc. Small Company Growth Value Fund                **        813,491
   MSIF Mid Cap Growth Value Portfolio                      **        391,485
   PIMCO Total Return Fund                                  **        416,193
   BBH Inflation Index Securities Fund                      **        435,894
   *Putnam Limited Duration Government Fund CL A            **         69,816
   *Putnam Equity Income Fund                               **        875,600
   *Putnam International Equity Fund                        **      1,195,995
   *Putnam Money Market Fund                                **     17,984,475
   *Putnam New Opportunities Fund                           **      6,739,408
   *Putnam Research Fund                                    **        299,433
   *The George Putnam Fund of Boston                        **      2,359,002
   *Putnam Income Fund                                      **        233,283
   *Putnam Retirement Ready Maturity Fund                   **         89,897
   *Putnam Retirement Ready 2010                            **        511,349
   *Putnam Retirement Ready 2015                            **      1,078,165
   *Putnam Retirement Ready 2020                            **      1,011,145
   *Putnam Retirement Ready 2025                            **      1,475,595
   *Putnam Retirement Ready 2030                            **        695,554
   *Putnam Retirement Ready 2035                            **        435,886
   *Putnam Retirement Ready 2040                            **        239,560
   *Putnam Retirement Ready 2045                            **        308,296
   *Putnam Retirement Ready 2050                            **         18,626

*Participant loans (maturing 2006 to 2010 at
   interest rates of 4.00% to 9.50%)                                8,660,112
                                                   -----------   ------------
TOTAL                                              $11,759,749   $128,032,430
                                                   ===========   ============

*    Party in interest.

**   Cost information is not required for participant-directed investments and therefore is not included.

                                   SIGNATURES

THE PLAN - Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                                   THE TENNECO EMPLOYEE
                                   STOCK OWNERSHIP PLAN FOR HOURLY
                                   EMPLOYEES


Date: June 29, 2006                /s/ RICHARD P. SCHNEIDER
                                   ------------------------------------
                                   RICHARD P. SCHNEIDER
                                   CHAIRMAN OF TENNECO INC.
                                   BENEFITS COMMITTEE

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
-------  ------------
 23.1    Consent of Deloitte & Touche LLP